SECURITIES EXCHANGE COMMISSION

                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            GRAFTECH INTERNATIONAL LTD.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                  December 31, 2004

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


                                   384313102
                                 (CUSIP NUMBER)


1) Name of Reporting Pioneer Global Asset Person Management S.p.A.

         IRS Identification                      98-0362802
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power               8,455,816
         Beneficially Owned                      (6)Shared Voting
         by Each Reporting                       Power                   0
         Person With                             (7)Sole Disposi-
                                                 tive Power          8,455,816
                                                 (8)Shared Disposi-
                                                 tive Power              0

9)       Aggregate Amount Beneficially           8,455,816
         Owned by Each
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     8.05%

12)      Type of Reporting
         Person (See Instructions)               HC

Item 1(a)         Name of Issuer.

                  GRAFTECH INTERNATIONAL LTD.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Mr. Corrado F. DeGasperis
                  Vice President & CFO
                  Graftech International Ltd.
                  1521 Concord Pike
                  Suite 301
                  Wilmington, DE  19803

Item 2(a)         Name of Person Filing:

                     Pioneer Global Asset Management S.p.A.

Item 2(b)         Address of Principal Business Office:

                  Galleria San Carlo 6,
                  20122 Milan, Italy

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  384313102

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  (Inapplicable)

Item 4.  Ownership.

(a) Amount Beneficially Owned: 8,455,816

(b) Percent of Class: 8.05%


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 8,455,816

         (ii) shared power to vote or to direct vote 0

         (iii) sole power to dispose or to direct disposition of 8,455,816

         (iv) shared power to dispose or to direct disposition 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.



                  February 10, 2005
                  Date




                  /s/Dario Frigerio
                  Name: Dario Frigerio
                  Title: Chief Executive Officer